Exhibit 99.43

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES A 19 PERCENT INCREASE TO ITS

CASH DISTRIBUTIONS

FOR IMMEDIATE RELEASE, Monday, October 17, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) announces a $0.31 per trust unit cash distribution payable on November 15, 2005

(Calgary, October 17, 2005) /CNW/ - Penn West Energy Trust (“the Trust”) is pleased to announce that, effective for the October 2005 distribution, it is increasing its monthly distribution by 19 percent to $0.31 per trust unit. The October 2005 distribution is payable on November 15, 2005 to unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

In implementing its conversion in May of 2005, the Trust set its initial monthly distribution at $0.26 per unit, subject to periodic review based on asset performance, capital requirements and commodity prices. As a result of its most recent review, the Board of Directors approved the increase in the distribution rate to reflect the following;

•                  current and forward commodity prices that have exceeded initial projections;

•                  the implementation of a hedging program to increase the likelihood that realized future commodity prices will be in line with the revised projections;

•                  the strong level of interest shown by other industry participants in the Trust’s undeveloped land base;

•                  anticipated production levels; and

•                  capital requirements for 2006 and beyond.

The distribution increase is not expected to impair the Trust’s ability to fund its 2006 capital program from internally generated sources.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502